SECU [barcode] SSION

06003629

RECEIVED
SEC MAIL PROCESSING SECTION
2006
WASH. D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7337 E. Doubletree Ranch Road
(No. and Street)

Scottsdale	AZ	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Caldwell (480) 477-2147
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/3/06

OATH OR AFFIRMATION

I, Peter E. Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Funds Distributor, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Diane Hopkins-Cowan
Expires July 31, 2008

Diane Hopkins-Cowan
Notary Public

Peter E. Caldwell
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENT

ING Funds Distributor, LLC

For the year ended December 31, 2005

with Report of Independent Registered Public Accounting Firm

ING Funds Distributor, LLC
Audited Financial Statement
For the year ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3

Ernst & Young
Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215
Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members
ING Funds Distributor, LLC

We have audited the accompanying statement of financial condition of ING Funds Distributor, LLC (the Company, its primary member being ING Funds Services, LLC and indirectly ING America Insurance Holdings, Inc.) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Funds Distributor, LLC at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Atlanta, Georgia
February 14, 2006

ING Funds Distributor, LLC
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	10,082,662
Accounts receivable		6,210,184
Due from affiliates		1,462,755
Deferred acquisition cost - A and C shares, net of amortization		3,983,179
Other assets		150,991
Total assets	$	21,889,771
Liabilities and member's equity		
Liabilities:		
Accounts payable and other accrued expenses	$	7,900
Due to affiliates		121,138
Total liabilities		129,038
Member's equity		21,760,733
Total liabilities and member's equity	$	21,889,771

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

ING Funds Distributor, LLC (the Company) is owned by its primary member, ING Funds Services, LLC (Member) which is a wholly owned subsidiary of ING Capital Corporation, LLC (ING CC). ING CC is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. (LCH), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company is engaged primarily in the marketing and distribution of mutual funds and is registered as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company is the principal underwriter and distributor for mutual funds which are managed by ING AIH affiliates.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. Member income, gains, losses, deductions and credits are includable in the federal income tax return of the Member, whether or not an actual cash distribution is made to such member during its taxable years. As such, no federal income taxes are reflected for the year ended December 31, 2005. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes.

The Internal Revenue Service is currently examining ING AIH's tax returns for the years 2002 and 2003. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company.

Share-Based Payments

In December 2004, the Financial Accounting Standards Board (FASB) issued FAS No. 123 (revised 2004), "Share-Based Payments" (FAS No. 123R), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. The Company adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized in 2005 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS No. 123, "Accounting for Stock-Based Compensation" (FAS No. 123), and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. Results for the prior periods are not restated. Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related Interpretations, as permitted by FAS No. 123. No stock based employee compensation cost was recognized in the Statement of Operations in 2005, as all options granted during the year had an exercise price equal to market value of the underlying common stock on the grant date. All shares granted during 2005 were those of ING, the Company's ultimate parent.

Distribution Fees from Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from .25% to 1.00% on an annual basis of the respective funds' net assets. Distribution fees and commissions pursuant to the related distribution plan agreements are accrued as earned. Distribution fees receivable amounted to $5,983,908 at December 31, 2005. Distribution fees receivable are a component of accounts receivable in the accompanying statement of financial condition.

Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from .25% to 1.00% of the fund's average daily net assets.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2005, the Company had no liabilities subordinated to the claims of general creditors.

3. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related products or in the period in which a contingent deferred sales charge (CDSC) is applied when the client's investment is redeemed.

The Company is entitled to CDSC, which are imposed upon the redemption of Class A, Class B and Class C shares of the funds. Such charges (excluding the Senior Income Fund Class A which charges 1% for purchases over $1 million, if they are repurchased by the Fund within one year of the shareholder's purchase.) are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if they are redeemed within one or two years of purchase at a rate of 1% for redemptions in the first and second year after purchase (.50% for purchases over $2.5 million and .25% for purchases over $5 million redeemed in the first year). CDSC are typically imposed on Class B shares at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 3%, 3%, 2% and 1% in the second, third, fourth, fifth and sixth years, respectively. CDSC for Class C shares are imposed at a rate of 1% for one year.

Each month, the Company enters into transactions related to its deferred acquisition costs – B shares asset with a third party financial institution under an on-going agreement (the Agreement). Pursuant to the Agreement, the Company receives cash in exchange for amounts defined as payment of commissions on sales of fund B shares, at a premium, and a third-party financial institution receives in return the secured right to directly receive all payments of the annual distribution fees of .75% of such B shares net assets and all related CDSC's related to such B shares.

In accordance with FASB Staff Position 85-24-1 the Company treats the B share activity and the Agreement as a sale for financial accounting and reporting purposes and regulatory net capital purposes.

During the year ended December 31, 2005, the Company sold B Share deferred acquisition costs under the Agreement with a book value of $2,016,872. At December 31, 2005, the Company had $120,788 receivable from the third-party financial institution related to the sale of B Share deferred acquisition costs, which is included in accounts receivable in the accompanying statement of financial condition.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison of the net cash flows to be received. If necessary, a valuation allowance is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2005, no valuation allowance was recorded.

4. Related Party Transactions

Throughout the year ended December 31, 2005, the Company and its Parent settled intercompany receivables and payables by relieving the intercompany obligations as a capital transaction.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

The Company maintains through ING AIH a deferred compensation plan (the Plan) for certain employees. Under the Plan, if certain eligibility requirements are met, a participant may defer a portion of their income. The Plan is unfunded; therefore, benefits are paid from the general assets of the Company. The total of participant deferrals are recorded by the Member.

6. Contingencies

The Company is party to a number of claims and lawsuits/arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, full cooperation has been and is being provided.

In September 2005, the Company settled an administrative proceeding with the (NASD) regarding three arrangements, dating from 1995, 1996 and 1998, under which the administrator to the then Pilgrim Funds, which subsequently became part of the ING Funds, entered into formal and informal arrangements that permitted frequent trading. Under the terms of the Letter of Acceptance, Waiver and Consent (AWC) with the NASD, under which the Company neither admitted nor denied the allegations or findings, the Company consented to the following sanctions: (i) a censure, (ii) a fine of $1.5 million, (iii) restitution of approximately $1.44 million to certain ING Funds for losses attributable to excessive trading described in the AWC, and (iv) agreement to make certification to NASD regarding the review and establishment of certain procedures.

The New York Attorney General's office and other regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently

focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2005, the Company had net capital of $9,622,750, which was $9,597,750 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005, was 1.30 to 1.